NOTIFICATION  OF  THE  REMOVAL  FROM  LISTING  AND REGISTRATION OF THE STATED
SECURITIES

The American Stock Exchange LLC hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on October 9, 2008, pursuant to the provisions of Rule 12d2-2 (a). 17CFR240.12d2-2(a)(2)

The removal of Structured Products Corp. TIERS Principal-Protected Minimum Return Trust Certificates (Interest based upon the Dow Jones Industrial Average), maturing September 29, 2008 is being effected because the Exchange knows or is reliably informed that the entire class of this security was redeemed or paid at maturity or retirement on September 29, 2008.

The security was suspended by the Exchange on September 29, 2008.